Scientific Games International, Inc.

750 Lexington Avenue, 25th Floor

New York, New York 10022

December 26, 2012

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Wray

Re:                             Scientific Games International, Inc.

Registration Statement on Form S-4

File No. 333-184835, and -01 through –06

Dear Ms. Wray:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Scientific Games International, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 10:00 a.m. on December 28, 2012, or as soon thereafter as practicable.

We acknowledge the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

SCIENTIFIC GAMES INTERNATIONAL, INC.
a Delaware corporation

By:	/s/ Jeffrey S. Lipkin
	Name:	Jeffrey S. Lipkin
	Title:	Senior Vice President and Chief Financial Officer